Exhibit 99.1

Laird Superfood Announces Agreement to Acquire Navitas LLC and $50 Million Convertible Preferred Equity Investment from Nexus Capital

Boulder, Colorado – December 22, 2025 – Laird Superfood, Inc. (NYSE American: LSF) (“Laird Superfood,” “Laird” or the “Company”), today announced that it has entered into an agreement to acquire all of the outstanding equity of Navitas LLC (“Navitas”) for a purchase price of $38.5 million in cash, subject to customary purchase price adjustments (the “Navitas Acquisition”).

The Navitas Acquisition is expected to be funded through the private placement (the “Nexus Investment” and, collectively with the Navitas Acquisition, the “Transactions”) of $50.0 million of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) to affiliates of Nexus Capital Management, LP (“Nexus”). The Nexus Investment is subject to approval by Laird’s stockholders and the satisfaction of other customary closing conditions. The parties expect to consummate the Transactions in the first quarter of 2026.

“This acquisition represents a meaningful step forward in our strategy to build a scaled, diversified platform in functional nutrition,” said Jason Vieth, Chief Executive Officer of Laird Superfood. “Navitas is a pioneering brand that shares our unwavering commitment to high-quality, clean-ingredient, functional nutrition. We believe that the Navitas brand and portfolio of organic superfoods is a great complement to Laird Superfood, and propels us forward in our strategic goal of building a scaled platform of healthful food and beverage brands.”

“We are pleased with the opportunity to combine with Laird Superfood,” said Ira Haber, Chief Executive Officer of Navitas. “The highly complementary nature of our product portfolios and our shared focus on health and wellness minded consumers make this a natural fit. We believe bringing together two mission-driven brands with a common commitment to clean, high-quality nutrition positions the combined platform for continued growth.”

The combination is expected to broaden Laird Superfood’s product lineup and strengthen its position in the rapidly growing superfoods and wellness market. The Navitas Acquisition is expected to bring clear synergies and value creation through the integration of complementary supply chains, sourcing networks, and distribution channels. Further, the Navitas Acquisition is intended to drive scale and expand reach across e-commerce and retail partners. Navitas’ expertise in nutrient-dense, minimally processed foods closely aligns with Laird Superfood’s mission of real-food performance, creating opportunities for new product development that addresses evolving consumer demand for wellness and sustainability. The investment from Nexus provides additional growth capital to support these initiatives following the closing of the Transactions and will enable Laird Superfood to pursue additional food and beverage brands to join its positive nutrition platform.

“We are excited to partner with Laird Superfood and support its combination with Navitas,” said Michael Cohen, Partner at Nexus. “Laird has built a compelling platform of premium, high-quality products with strong consumer loyalty, and the addition of Navitas further strengthens that foundation.”

“Laird Superfood and Navitas are two brands built on authenticity, integrity, and a shared commitment to real, nutrient-dense food,” added Kayla Dean Obia, Principal at Nexus. “We believe this partnership creates a powerful foundation for innovation and long-term growth while staying true to the values that resonate so strongly with today’s health-conscious consumers.”

Key Terms of the Nexus Investment

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Nexus has agreed to purchase an initial 50,000 shares of Series A Preferred Stock at a purchase price of $1,000 per share for gross proceeds of $50.0 million. In addition, Laird has the option, for up to one year following the closing and subject to certain conditions, to require Nexus to purchase, upon the same terms, up to an additional 60,000 shares of Series A Preferred Stock, the proceeds of which must be used for strategic transactions.

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The Nexus Investment is expected to close substantially concurrently with the closing of the Navitas Acquisition, subject to customary closing conditions and approval of the Laird stockholders. Certain of Laird’s stockholders, directors and executive officers have entered into voting and support agreements agreeing to vote their shares of Laird common stock in favor of the issuance of the Series A Preferred Stock (the “Preferred Stock Issuance”) and against alternative transactions or proposals at a special meeting of stockholders (the “Laird Special Meeting of Stockholders”).

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The Series A Preferred Stock has a conversion price of $3.57 (subject to certain customary anti-dilution adjustments). The Series A Preferred Stock will have a cumulative and compounding dividend at a rate of 5% per annum, and vote on an as-converted basis with the common stock.

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At the closing of the Transactions, based on the number of shares of Laird common stock outstanding as of December 19, 2025, Nexus’s equity interest in Laird would represent, on a diluted basis for in-the-money instruments at $2.20 per share, approximately 53.5% of Laird’s issued and outstanding stock. The board of directors of Laird (the “Laird Board”) will be reconstituted at closing to comprise nine members, including five Nexus director designees.

Additional information regarding the Navitas Acquisition and the Nexus Investment may be found in the Company’s Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”).

Conference Call and Webcast Details

We will host a conference call and webcast at 4:30 p.m. ET today to discuss the Transactions. Participants may access the live webcast on the Laird Superfood Investor Relations website at https://investors.lairdsuperfood.com under “Events”. The webcast will be archived on the Company’s website and will be available for replay for at least two weeks.

Advisors

Haynes and Boone, LLP is serving as legal counsel to Laird. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Nexus. William Hood & Company, LLC is serving as exclusive financial advisor to Navitas. Brownstein Hyatt Farber Schreck, LLP is serving as legal counsel to Navitas.

About Laird Superfood

Laird Superfood, Inc. creates award-winning, plant-based superfood products that are clean, delicious, and functional. Our products are designed to enhance a consumer’s daily ritual and keep them fueled naturally throughout the day. Laird Superfood was co-founded in 2015 by the world’s most prolific big-wave surfer, Laird Hamilton. Laird Superfood’s offerings are environmentally conscientious, responsibly tested and made with real ingredients. Shop all products online at www.lairdsuperfood.com and join the Laird Superfood community on social media for the latest news and daily doses of inspiration.

About Navitas

Navitas LLC is a leading premium food brand specializing in high-quality, healthy, organic superfoods sold in natural and conventional grocery, club and ecommerce channels. Navitas LLC was founded in 2003 and has a 20+ year history as a pioneer in superfoods with a premium, purpose-driven platform of organic, functional food products that resonate with today’s health-conscious consumer. For more information on Navitas LLC, please visit www.navitasorganics.com.

About Nexus Capital Management

Nexus Capital Management LP is an alternative asset investment management company based in Los Angeles, California that was founded in 2013. Nexus employs a flexible investment mandate that focuses on long-term value creation by partnering with leading management teams and businesses. For more information on Nexus, please visit www.nexuslp.com.

Important Information About the Transactions and Where to Find It

In connection with the Preferred Stock Issuance, Laird intends to file preliminary and definitive proxy statements and other materials with the SEC. In addition, Laird may also file other relevant documents with the SEC regarding the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The definitive proxy statement and other relevant documents will be sent or given to Laird’s stockholders as of the record date established for voting. Investors and stockholders may also obtain a free copy of the proxy statement (when available) and other documents filed by Laird at its website, www.lairdsuperfood.com, or at the SEC’s website, www.sec.gov. The proxy statement and other relevant documents may also be obtained for free from Laird by directing such request to Laird, to the attention of the Investor Relations, 5303 Spine Road, Suite 204, Boulder, Colorado 80301.

Participants in the Solicitation

Laird, Nexus and their respective directors, partners and executive officers may be deemed to be participants in the solicitation of proxies from Laird’s stockholders in connection with the proposed Transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Laird’s directors and executive officers by reading Laird’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 26, 2025. To the extent holdings of common stock by Laird’s directors and executive officers have changed from the amounts of common stock held by such persons as reflected in Laird’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and other relevant materials filed with the SEC in connection with the proposed Transactions when they become available.

Forward-Looking Statements

This press release contains “forward-looking” statements, as that term is defined under the federal securities laws, including but not limited to statements regarding the (i) the proposed Transactions and their expected terms, timing and closing, including receipt of required approvals, satisfaction of other customary closing conditions and expected changes and appointments to the Laird Board, (ii) estimates of future synergies, growth opportunities, savings and efficiencies, (iii) expectations regarding Laird’s ability to effectively integrate assets and properties it may acquire as a result of the Navitas Acquisition, (iv) expectations of the continued listing of Laird’s common stock on the NYSE American and (v) expectations of future plans, priorities, focus and benefits of the proposed Transactions. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or the antonyms of these terms or other comparable terminology. These forward-looking statements are based on Laird Superfood’s current assumptions, expectations and beliefs and are subject to substantial risks, uncertainties, assumptions and changes in circumstances that may cause Laird Superfood’s actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement. We expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The risks and uncertainties referred to above include, but are not limited to: (i) the ability of the parties to consummate the proposed Transactions in a timely manner or at all, (ii) satisfaction of the conditions precedent to consummation of the Nexus Investment and the Navitas Acquisition, including the ability to secure required consents and regulatory approvals in a timely manner or at all, and approval by Laird’s stockholders of the Preferred Stock Issuance, (iii) the possibility of litigation (including related to the proposed Transactions) and (iv) other risks described in Laird’s SEC filings. More information on potential factors that could affect Laird’s financial results will be included in the preliminary and the definitive proxy statements that Laird intends to file with the SEC in connection with Laird’s solicitation of proxies for the Laird Special Meeting of Stockholders to be held to approve the Preferred Stock Issuance in connection with the proposed Transactions.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Investor Relations Contact

Trevor Rousseau

investors@lairdsuperfood.com